SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
ACORN INTERNATIONAL, INC.
(Name of issuer)
Ordinary Shares*
American Depositary Shares
(Title of class of securities)
004854105**
(CUSIP number)
Don Dongjie Yang
18th Floor, 20th Building
487 Tianlin Road
Shanghai, 200233
People’s Republic of China
(+86 21) 5151-8888
(Name, address and telephone number of person authorized to receive notices and communications)
July 18, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing three ordinary shares.

**	This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Don Dongjie Yang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		8,018,656

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,460,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,018,656

WITH	10	SHARED DISPOSITIVE POWER

		2,460,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,478,656[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.54%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1)	Includes (i) 6,518,656 ordinary shares held by D.Y. Capital, Inc, a company wholly-owned by Mr. Yang, (ii) 1,500,000 ordinary shares issuable upon exercise of options held by Mr. Yang, and (iii) 12.3% of the 129,770 ordinary shares and 6,623,410 ADSs held directly by Bireme Limited, of which Mr. Yang owns 12.3%.

2)	Based on 90,811,634 total shares, which includes (i) 89,311,634 total outstanding ordinary shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in its Annual Report on Form 20-F filed with the SEC on April 27, 2011 (the “20-F”) and (ii) 1,500,000 ordinary shares issuable pursuant to options held by Mr. Yang.

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). D.Y. Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		6,518,656

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,460,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,518,656

WITH	10	SHARED DISPOSITIVE POWER

		2,460,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,978,656 [3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.05%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

3)	Includes (i) 6,518,656 ordinary shares held by D.Y. Capital, Inc. and (ii) 12.3% of the 129,770 ordinary shares and 6,623,410 ADSs held directly by Bireme Limited, of which Mr. Yans owns 12.3%

4)	Based on 89,311,634 total outstanding shares of the Issuer as of March 31, 2011, as disclosed by the Issuer in the 20-F.

EXPLANATORY NOTE
The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Don Dongjie Yang and D.Y. Capital, Inc. (the “Reporting Persons”) previously filed statements of beneficial ownership on Schedule 13G pursuant to Rule 13d—1(d) (see Schedule 13G filed by Don Dongjie Yang and D.Y. Capital, Inc. with the Securities and Exchange Commission (the “SEC”) on January 30, 2008, as last amended by filing a Schedule 13G/A with the SEC on January 25, 2011).
Item 4. Purpose of Transaction
Item 4 is hereby amended to add the following:
On June 3, 2011, Bireme Limited (“Bireme”), Mr. Don Dongjie Yang, Mr. Robert Roche and Ms. Ritsuko Hattori-Roche commenced a tender offer to purchase ordinary shares, par value US$0.01 per ordinary share (the “Shares”), and American Depositary Shares (the “ADSs”), each representing 3 Shares, of Acorn International, Inc., a Cayman Islands company (“Acorn” or the “Issuer”) in an aggregate amount not to exceed 20,000,000 Shares (taking into account both Shares that are tendered and Shares underlying ADSs that are tendered) for $2.00 per Share, which represents $6.00 per ADS, in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 3, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal to Tender Shares (the “Share Letter of Transmittal”) or the Letter of Transmittal to Tender ADSs (the “ADS Letter of Transmittal,” collectively with the Share Letter of Transmittal, the “Letters of Transmittal”), as applicable. Such offer, as amended or supplemented from time to time, is referred to as the “Offer.”
The Offer expired at 5:00 p.m., New York City time, on July 1, 2011. A total of 28,233,934 Shares of Acorn, including Shares represented by 9,350,245 ADSs, were properly tendered and not withdrawn. Since the Offer was oversubscribed, the number of Shares that the Bireme purchased from each of the tendering stockholders was prorated by a factor of 70.83677%. The price paid per Share was $2.00 (equivalent to $6.00 per ADS).
The Schedule TO, dated June 3, 2011, as amended, filed by Bireme, is listed as Exhibit (a) hereto and incorporated herein by reference.
Subject to applicable legal requirements, the Reporting Persons may purchase additional securities of the Issuer from time to time in open market transactions or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. the Reporting Persons reserve the right to increase or decrease their holdings on such terms and at such times as each may decide.
Other than described in this Item 4, the Reporting Persons do not have any other plans or proposals which would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Persons may, depending upon prevailing market prices or conditions, decide to increase or decrease their position in the Issuer through open market or privately negotiated transactions with third parties;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those actions enumerated above.
Item 7. Material to be Filed as an Exhibit
(a) Schedule TO dated June 3, 2011, filed by Bireme Limited, Don Dongjie Yang, Robert Roche and Ritsuko Hattori-Roche (filed by the foregoing with the Securities and Exchange Commission on June 3, 2011 and incorporated herein by reference.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 18, 2011

Don Dongjie Yang
/s/ Don Dongjie Yang

D.Y. Capital, Inc.
By:	/s/ Don Dongjie Yang
	Name:	Don Dongjie Yang
	Title:	Director